

July 22, 2010

Acadia Realty Trust
Attn: Mr. Michael Nelsen
1311 Mamaroneck Ave, Suite 260
White Plains, NY 10605

>   **Re: Acadia Realty Trust**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Form 10-Q for the period ended March 31, 2010**
>   **Filed May 5, 2010**
>   **Definitive Proxy Statement Schedule 14A**
>   **Filed April 9, 2010**
>   **File No. 001-12002**

Dear Mr. Michael Nelsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties.

Shopping Center Properties, page 19

1.   In future filings, please include separate columns disclosing the total rents and rents per square foot for the properties listed in this section. Alternatively, please tell us why such disclosure is not material.

Item 15. Exhibits, Financial Statement Schedules

2.   It appears that exhibits 10.18, 10.53, 10.61, 10.62, 10.63, 10.67, 10.69, 10.70, 10.71, 10.72, 10.73, and 10.74 reference exhibits and schedules that are not included with such documents. Please note that Item 601(b)(10) of Regulation S-K requires the filing of complete material contracts, which should include all schedules and exhibits referenced. Please file the complete agreements with your next periodic report. Alternatively, please explain your basis for excluding various exhibits and schedules or clarify if the agreements are no longer material. Also, it appears that several agreements were not filed as executed agreements. Please tell us your basis for not filing executed agreements.

Financial Statements and Notes

Note 1 – Organization, basis of Presentation and Summary of Significant Accounting Policies

Notes Receivable and Preferred Equity Investments, page F-12

3.   In your Consolidated Statements of Income, we note that interest income related to notes receivable and preferred equity investments are categorized as revenue. Supplementally advise us of the sources used to fund your interests in these investments. To the extent that you have incurred debt to finance these assets, please clarify whether the related interest expense is included within operating expenses.

Note 4 – Investments In and Advances to Unconsolidated Partnerships

Retailer Controlled Property Venture ("RCP Venture"), page F-20

4.   We note you commenced the RCP Venture with Klaff Realty, L.P. and Lupert-Adler Management, Inc., through a limited liability company (KLA).   Please tell us the structure of KLA and the ownership interest of each investor.   In your response please clarify how you make your investments in the RCP Venture through KLA. To the extent that your investment in the RCP Venture is synonymous with your investment in KLA, please tell us how you considered Rule 3-09 of Regulation S-X in determining whether your equity investment in KLA represents a significant equity method investment that would require separate financial statements.

5.   We note you account for certain other Add-On investments and other RCP Investments using the cost method due to your minor ownership interest and the inability to exert influence over KLA's operating and financial policies.   Pursuant to paragraph 323-30-35-3 of the FASB Accounting Standards Codification, tell us how you considered paragraph 323-30-S99-1 of the FASB Accounting Standards Codification in determining that equity method treatment was not appropriate.

Other Investments, page F-21

6.   We note you recorded an impairment charge of $3.8 million related to the Sterling Heights Shopping Center.   Given the impairment charge, tell us how you considered Rule 3-09 of Regulation S-X in determining whether Sterling Heights Shopping Center represents a significant equity method investment that would require separate financial statements.

Note 5 – Notes Receivable and Preferred Equity Investment, pages F-24 – F-25

7.   For notes receivable and preferred equity investments identified as impaired as of December 31, 2009, please tell us how you have complied with the disclosure requirements outlined in paragraph 310-10-50-15 of the FASB Accounting Standards Codification.

Note 7 – Acquired Lease Intangibles, page F-26

8.   For your below market leases, please tell us how you factored any fixed rate renewal options into the calculation of the fair value of below market leases acquired and the period over which it is amortized.

Note 9 – Convertible Notes Payable, page F-30

9.   For your convertible debt instruments outstanding as of December 31, 2009 with cash conversion features, please tell us how you have complied with the disclosure requirements outlined in paragraphs 470-20-50-4 to 470-20-50-6 of the FASB Accounting Standards Codification.

Note 15 – Share Incentive Plan, pages F-34 – F-35

10.   Please tell us and revise future filings to include the method you used to measure compensation cost for your share incentive plans and a description of the significant assumptions utilized.   Reference is made to paragraph 718-10-50-2(b) and (f) of the FASB Accounting Standards Codification.

11.   We note that during 2009, you adopted the Long Term Investment Alignment Program (Program) and awarded units representing 50% of the Program, which you determined have no value at issuance.   Please tell us the terms of the Program, how you account for this Program under Topic 718 of the FASB Accounting Standards Codification, and how you determined the units issued have no value at issuance.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 9, 2010

Compensation Discussion and Analysis

B. Performance Incentive Compensation

(4) Long Term Investment Alignment Program, page 16

12.   We note your disclosure that the amounts reflected in the table reflect each such key employee's contribution to your investments in Fund III. Please tell us how each person's role resulted in the percentages allocated. Also, it appears that you awarded 11% of the possible 25% of potential Promote even though only about 20% of Fund III's committed capital has been invested. Please tell us your reason for such awards. As applicable, please include similar clarification in future filings.

V. Benchmarking, page 18

13.   It appears that you did not benchmark your officers' compensation to a specific level of your peer group based on your disclosure that you do "not identify a particular level of competitiveness…." We also note your consideration that your CEO's base salary was below the 50th percentile of your peer group. To the extent that you considered your named executive officers' compensation, both on a total and element bases, as it compared to your peer group, please provide us with a discussion of such consideration and an explanation of how it relates to the amounts actually paid to your officers. Please include similar discussions in future filings, as applicable.

Performance and Time-Based Incentive Awards, page 20

14.   Please provide us with a discussion of the individual determinations behind the amounts awarded in the table at the bottom of page 20. Also, please discuss the use of benchmarking, as referenced on page 21, and identify which of the four events, listed as (i) – (iv), occurred.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief